Exhibit 77D - Policies with respect to security investments
The prospectus for Midas Series Trust (the "Trust"), filed with the Securities and Exchange Commission on April 28, 2015 (SEC Accession No. 0001510001-15-000031) (the "Prospectus"), provides that Midas Perpetual Portfolio, a series of the Trust, in pursuit of its investment objective normally seeks to invest in the following investment categories in accordance with the following Target Percentage Ranges, subject to certain quarterly and other adjustments (Target Percentage Range in parentheses): gold (10-30%); silver (0-20%); Swiss franc assets (10-30%); hard asset securities (15-35%); and large capitalization growth stocks (15-35%).  Previously, Midas Perpetual Portfolio's investments in the aforementioned investment categories were fixed target percentages.  The Prospectus is hereby incorporated by reference in response to item 77D of the Trust's Form N-SAR.